VIA EDGAR
May 3, 2017
Attention:  Craig Arakawa
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC
 20549

RE:	Fortuna Silver Mines Inc. Form 40-F for the Year Ended December 31, 2015, filed March 29, 2016 Form 6-K furnished November 8, 2016 File No. 001-35297

Dear Mr. Arakawa,
Further to our conference call on the afternoon of Friday, April 28, 2017 you have asked that we further expand our disclosure on the use of inferred resources in the calculation of depletion expense in our accounting policy note under “Operational Mining Properties and Mine Development” and in our Significant Accounting Judgments and Estimates note.
The changes to the accounting policy note are underlined for your reference.
Operational Mining Properties and Mine Development.
For operating mines, all exploration within the mineral deposit is capitalized and amortized on a unit-of-production basis over the expected life-of-mine which includes proven and probable reserves and the portion of inferred resources expected to be extracted economically as part of the production cost.
Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically.
Our life-of-mine plans typically include a portion of inferred resources as we believe this provides a better estimate of the expected life-of-mine for certain type of deposits, in particular for vein type structures.  The percentage of inferred resources included as a component of the total mineable inventory (reserve + resource) considered in the 2016 life-of-mine evaluation for each operation as of December 31, 2015 was: San Jose 53% (2014: 55%); Caylloma 33% (2014: 18%).
As part of our process to include inferred resources into our life-of-mine plans we apply the same technical and economic factors as with measured and indicated (“M&I”) resources and in addition apply a risk factor, representing the expected conversion rate into M&I categories.  The process involves the application of dilution and mining recoveries; the consideration of modifying factors such as mining, metallurgical, environmental, social and governmental factors; as well as the application of an economic cut-off to identify only the material that can be considered profitable to mine within our mine designs.

At this time a conversion or “risk” factor, representing the higher level of variability associated with the inferred resource, is applied to all economic mining blocks comprised of inferred resources, reducing the tonnage and metal content this material represents.  The conversion factor varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into M&I that we have historically achieved in the past.  The conversion factors used in our 2015 and 2016 life-of-mine plans were 90% at San Jose and between 79% and 87% at Caylloma, depending on the veins being mined.
The Company reviews the conversion factors to be used in the life-of-mine plans for inclusion of inferred resources once a year in light of new geologic information and conversion data and when events or circumstances indicate that a review should be made. Any changes in estimates that arise from this review are accounted for prospectively.
Significant estimation is involved in determining resources and in determining the percentage of resources ultimately expected to be converted to reserves, which we determine based on careful consideration of both internal and external technical and economic data.  Estimation of future conversion of resources is inherently uncertain and involves significant judgment and actual outcomes may vary from these judgments and estimates and such outcomes may have a material impact on the results.   Revisions to these estimates are accounted for in the period in which the change in estimate arises.
Costs of abandoned properties are written-off.

The changes we have made to the “Estimates” section of the Significant Accounting Judgments and Estimates note are as follows:
Original disclosure
The determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income
New disclosure
Mineral Reserves and Resources and Life-of-Mine Plans
We estimate our mineral reserves and mineral resources in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Estimates of the quantities of mineral reserves and mineral resources form the basis for our life-of-mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.
Significant estimation is involved in determining the reserves and resources included within our life-of-mine plans.  Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life-of-mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2016 we have used the following long term prices for our reserve and resource estimations and life of mine plans: Gold $1,140/oz, Silver $19/oz.
In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in our life of mine plans. Our life-of-

mine plans include a portion of inferred resources as we believe this provides a better estimate of the expected life-of-mine for certain type of deposits, in particular for vein type structures.  The percentage of inferred resources out of the total tonnage included in the life-of-mine plans is based on site specific geological, technical, and economic considerations.  See section 4 (g) (i). Estimation of future conversion of resources is inherently uncertain and involves significant judgement and actual outcomes may vary from these judgments and estimates and such outcomes could have a material impact on the financial results.   Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.
We trust that the expanded disclosure on the use of inferred resources in the calculation of depletion expense will address your request.  Should you have further questions, please contact the undersigned at (604) 684-8026.

Yours truly

FORTUNA SILVER MINES INC.

Per:          /s/ Luis Dario Ganoza

Luis Dario Ganoza
Chief Financial Officer

Cc:	Audit Committee
Tim Holwill, Deloitte LLP
Riccardo Leofanti, Skadden, Arps, Slate, Meagher & Flom LLP